January 23, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Russell Mancuso

100 F Street, N.E.

Washington, D.C. 20549

Re:	Presbia PLC

Registration Statement on Form S-1

File No. 333-194713

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Presbia PLC that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-194713) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on January 27, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected between January 15, 2015 and the date hereof approximately the following distribution of the preliminary prospectus:

314 to institutions;

0 to prospective underwriters; and

10 to others.

The undersigned, as the representative of the prospective underwriters of the above issue, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC

JEFFERIES LLC

By:	/s/ Michael Robinson
Name:	Michael Robinson
Title:	Managing Director